N E W S R E L E A S E

March 12, 2013

Nevsun Announces 2012 Financial Results Release Date and Index Change

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) announces that 2012 financial results will be released on March 20, 2013, after close of trading, to be followed by a conference call on March 21, 2013, at 8AM Pacific, 11AM Eastern and 3PM GMT.

Call in details:
North America: 416-340-8530 / 1 877-440-9795 UK: 00800-2787-2090 (toll free) Other International: +1 416-340-8530

The Company has been advised that on March 15, 2013, Nevsun will be removed from Van Eck’s proprietary Market Vectors Junior Gold Miners index because Nevsun’s revenue will switch to majority copper from majority gold during 2013. Nevsun has been advised that the Van Eck Junior Gold Miners ETF is required to sell its position in Nevsun since the ETF tracks the index.

As previously disclosed, Nevsun expects to produce 80 to 90 thousand ounces of gold in the first half of 2013, followed by 60 to 80 million pounds of copper in the last half of 2013.  Production in 2014 is expected to be approximately 200 million pounds of copper at top quartile cash costs, generating strong anticipated earnings and cash flow.

Forward Looking Statements

The above contains forward-looking statements regarding the change to the Market Vectors Junior Gold Miners index, future metal production and financial results.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011, and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com